Exhibit 99.1

November 12, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Atrium European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 41% ownership), whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the third quarter of 2014, as published on November 12, 2014.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Atrium European Real Estate Limited

(“Atrium” or the “Group”)

THIRD QUARTER 2014 RESULTS SHOW CONTINUED STRONG PERFORMANCE

Ad hoc announcement - Jersey, 12 November 2014. Atrium European Real Estate Limited (VSE/ Euronext: ATRS), a leading owner, operator and developer of shopping centres and retail real estate in Central and Eastern Europe, announces its interim results for the third quarter and nine months ended 30 September 2014.

Highlights:

•	Gross rental income (“GRI”) increased by 5.8% to €160.2m (9M 2013: €151.4m), with EPRA like-for-like GRI remaining stable at €142.9m (9M 2013: €142.9m).

•	Net rental income (“NRI”) increased by 7.3% to €153.4m (9M 2013: €143.0m), with EPRA like-for-like NRI increasing 0.3% to €136.6m (9M 2013: €136.3m).

•	Operating margin for the nine months was 95.8% (9M 2013: 94.5%), which is above the expected full year target.

•	EPRA occupancy rate at 30 September 2014 remained high at 97.6% (31 December 2013: 98.1%).

•	EBITDA, excluding the revaluation result, disposals and impairments, increased by 9.2% to €132.2m (9M 2013: €121.1m).

•	Profit before taxation was €63.1m compared to €96.3m for the first nine months of 2013, adversely affected by a €41.5m devaluation (compared to a €9.3m revaluation in the first nine months of 2013), partially offset by a gain of €7.6m from foreign exchange differences (compared to a €0.4m foreign exchange loss in the first nine months of 2013) and €10.4m growth in NRI.

•	Company adjusted EPRA earnings per share increased by 9.8% to 28.1 €cents (9M 2013: 25.6 €cents).

•	The value of the Group’s 151 standing investments grew by 5.0% to €2.5 billion, compared to 31 December 2013, and includes the Group’s first major development, the Atrium Felicity shopping centre in Lublin, Poland, which opened in March 2014.

•	Cash position of €260.3m with borrowings of €721.7m as at 30 September 2014 (31 December 2013: €305.6m cash and €803.6m borrowings), representing a gross and net LTV of 25.1% and 16.0% respectively, reflecting a conservatively positioned balance sheet.

•	EPRA net asset value per ordinary share remained relatively constant at €6.42 (FY 2013: €6.43) after a dividend of €0.18 per share in the nine months of 2014.

•	A dividend payment of €0.06 per share was made for the third quarter of 2014, with the fourth quarterly payment due on 30 December 2014 to shareholders on the register at 22 December 2014, with an ex-dividend date of 19 December 2014.

•	In its meeting on 11 November 2014, the Board has approved an increase in the annual dividend payment for 2015 to at least €0.27 per share, proposed to be paid in quarterly instalments commencing at the end of March 2015 (subject to any legal and regulatory requirements and restrictions of commercial viability).

Operational highlights during and after the period:

Investment properties

•	Progress on acquisition strategy to invest in our strongest regional economies and increase our exposure in our core markets of Poland, the Czech Republic and Slovakia:

•	Acquisition of the AFI Palác Pardubice shopping centre in Pardubice, Czech Republic for €83.1m.

•	Agreed acquisition of Focus Mall in Bydgoszcz, Poland for €122m announced in October, with completion expected in November 2014.

•	Commenced works on the €44.0m first stage extension of the Atrium Promenada centre in Warsaw, Poland in September.

•	Achieved further progress with the strategy of opportunistically divesting non-core development properties for a total cash consideration of €71.4m. This includes the sale of land plots in Istanbul, Turkey for €47.0m, in Sofia, Bulgaria, for €12.1m and in Georgia, for €6.3m and a sale after the period end of a land plot in Adana, Turkey, for a consideration of €6.0m.

•	The Atrium Felicity shopping centre in Lublin, Poland, opened in March 2014. The 75,000 sqm GLA development is almost fully occupied and is anchored by Auchan, a Leroy Merlin DIY store, LPP, Inditex, H&M and Saturn electronics.

Borrowings

•	During the period, Atrium re-purchased bonds issued in 2005 and due in 2015, with a total nominal value of €39.4m and completed early repayments of two bank loans in Slovakia, totalling €41.0m.

•	In October 2014, Atrium issued a €350 million unsecured eight year Eurobond, carrying a 3.625% coupon. The bond was rated BBB- by both S&P and Fitch, in line with Atrium’s corporate rating. Also in October 2014, Atrium obtained two five year revolving credit facilities, totalling €50m.

Group executive management team changes

•	In July 2014, Atrium announced that Group Chief Executive Officer, Rachel Lavine, will assume the role of Executive Vice Chairman on 30 November 2014 and that Josip Kardun, the Group’s current Chief Operating Officer and Deputy Chief Executive Officer, will become the Group Chief Executive Officer. The position of Group Chief Operating Officer was assumed by Rudiger Dany.

Commenting on the results, Rachel Lavine, Group CEO, said:

“During a busy third quarter, we have built steadily on the operational progress made during the first half of the year, as evidenced by the solid operational and financial achievements. We have continued to make strong progress in the delivery of our acquisition strategy through the acquisition of AFI Palác Pardubice in the Czech Republic and an agreement to acquire Focus Mall Bydgoszcz, Poland, both prime shopping centres. We have also completed the successful issue of our second unsecured corporate debt issuance, through which we raised €350 million.

“This is my last set of results as Group CEO as I move to the position of Executive Vice Chairman at the end of this month. When I was appointed as Group CEO, the Atrium Group was in a distressed situation and facing the onset of the financial crisis but the Board and I were convinced of its potential. Six years on, as Josip Kardun prepares to assume the position of Group CEO, we are a highly efficient market leading business and I am convinced that we will continue to perform well and to grow. All efforts have been made to effect a smooth transition and, while I will continue to be involved in directing the Group’s strategic agenda, I leave the Group in very safe hands.

“I would like to express my thanks and appreciation to Atrium’s shareholders and to the analyst community for the confidence they have placed in us and for their continued encouragement and support over the course of the last six, often tumultuous, years.”

“I would also like to take this opportunity to thank all our employees, partners and advisers who, sometimes under very harsh conditions, have helped us to deliver consistent growth throughout my tenure as Group CEO. Last but not least, I would like to give a special thanks to the Board of Directors of Atrium without whose leadership, guidance and support our success would not have been possible”.

This announcement is a summary of, and should be read in conjunction with the full version of the Group’s Q3 2014 results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts: Ljudmila Popova	lpopova@aere.com

Press & Shareholders: FTI Consulting Inc	+44 (0)20 3727 1000

Richard Sunderland

Claire Turvey

Nick Taylor	atrium@fticonsulting.com

Atrium is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Authority as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the NYSE Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.